Exhibit 14.1

Consent of Independent Auditors

The Board of Directors
Alcon, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-11145, 333-100746 and 333-86882) of Alcon, Inc. of our report dated January 30, 2004, except for note 20 which is as of February 11, 2004, relating to the consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 20-F of Alcon, Inc. Our report dated January 30, 2004 contains an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

Fort Worth, Texas
March 11, 2004